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                                                                    EXHIBIT 23.1

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
NextVenue Inc.:

    We consent to the use of our report included herein and to reference to our firm under the heading "Summary Consolidated Financial Data", "Selected Consolidated Financial Data" and "Experts" in the prospectus. Our opinion contains an explanatory paragraph relating to NextVenue Inc.'s acquisition of the production services business of CNBC/Dow Jones Business Video (Predecessor Company), effective January 1, 1999. As a result of the change in control, the financial information for the period after the change in control is presented on a different cost basis than that for the period before the change in control and therefore is not comparable.

                                          /s/ KPMG LLP

New York, New York
May 9, 2000